

10013277

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

(Mark One)

[x] Annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934
For the fiscal year ended December 31, 2009

[ ] Transition report pursuant to Section 15(d) of the Securities Exchange Act of 1934
For the transition period from ____________ to ____________

Commission file number 333-77420

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

QCR Holdings
401(k)/Profit Sharing Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

QCR Holdings, Inc.
3551 Seventh Street, Suite 204
Moline, Illinois 61265

REQUIRED INFORMATION

The QCR Holdings 401(k)/Profit Sharing Plan is subject to the Employee Retirement Income Security Act of 1974, as amended ("ERISA"). Accordingly, the financial statements prepared in accordance with ERISA are provided as Exhibit 99.1 to this Form 11-K.

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

QCR HOLDINGS
401(k)/PROFIT SHARING PLAN

Date: June 27, 2010

By: /s/ Shellee R. Showalter
Shellee R. Showalter

QCR HOLDINGS, INC. 401(k)/PROFIT SHARING PLAN

EXHIBIT INDEX
TO
ANNUAL REPORT ON FORM 11-K

Exhibit No.	Description
23.1	Consent of Plante & Moran, PLLC
99.1	Financial Statements

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in the Registration Statement (No. 333-77420) on Form S-8 of our report dated June 25, 2010 appearing in the annual report on Form 11-K of QCR Holdings, Inc. 401(k) Profit Sharing Plan for the years ended December 31, 2009 and 2008.

Plante & Moran, PLLC

Chicago, Illinois
June 25, 2010

QCR Holdings, Inc. 401(k) Profit Sharing Plan

Financial Report

December 31, 2009

QCR Holdings, Inc. 401(k) Profit Sharing Plan

Contents

plante moran

Plante & Moran, PLLC
Suite 2700
225 W. Washington
Chicago, IL 60606
Tel: 312.899.4460
Fax: 312.726.3262
plantemoran.com

Report of Independent Registered Public Accounting Firm

To the 401(k) Committee
QCR Holdings, Inc. 401(k) Profit Sharing Plan

We have audited the accompanying statement of net assets available for benefits of QCR Holdings, Inc. 401(k) Profit Sharing Plan (the "Plan") as of December 31, 2009 and 2008 and the related statement of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2009 and 2008 and the changes in net assets for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying schedule of assets held at end of year as of December 31, 2009 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The accompanying schedule is the responsibility of the Plan's management. This supplemental information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

Plante & Moran, PLLC

Chicago, Illinois
June 25, 2010

QCR Holdings, Inc. 401(k) Profit Sharing Plan

Statement of Net Assets Available for Benefits

	December 31	
	2009	2008
Assets		
Cash	$ 691,980	$ -
Participant-directed investments at fair value	16,481,375	12,275,105
Receivables:		
Employer contributions	835,407	958,218
Participant contributions	12,158	21,335
Other	6,096	7,863
Total receivables	853,661	987,416
Net Assets Available for Benefits, at Fair Value	18,027,016	13,262,521
Adjustment from Fair Value to Contract Value for Interest in Collective Trust Funds Relating to Fully Benefit-responsive Investment Contracts	-	57,079
Net Assets Available for Benefits	**$ 18,027,016**	**$ 13,319,600**

See Notes to Financial Statements.

QCR Holdings, Inc. 401(k) Profit Sharing Plan

Statement of Changes in Net Assets Available for Benefits

	Year Ended December 31	
	2009	2008
Additions		
Contributions:		
Employer	$ 835,407	$ 958,218
Participant	1,711,210	1,810,620
Rollovers	29,965	32,905
Total contributions	2,576,582	2,801,743
Investment income (loss):		
Interest and dividends	338,037	556,456
Net realized and unrealized gains (losses) on investments	2,802,839	(5,583,595)
Total investment income (loss)	3,140,876	(5,027,139)
Total additions - Net	5,717,458	(2,225,396)
Deductions		
Benefits paid to participants	960,971	1,059,537
Administration fees	49,071	45,465
Total deductions	1,010,042	1,105,002
Net Increase (Decrease) in Net Assets Available for Benefits	4,707,416	(3,330,398)
Net Assets Available for Benefits		
Beginning of year	13,319,600	16,649,998
End of year	**$ 18,027,016**	**$ 13,319,600**

See Notes to Financial Statements.

Note 1 - Description of the Plan

The following description of the QCR Holdings, Inc. 401(k) Profit Sharing Plan (the "Plan") provides only general information. Participants should refer to the plan agreement for a complete description of the Plan's provisions.

General - The Plan is a defined contribution plan covering substantially all employees of QCR Holdings, Inc., Quad City Bank and Trust Company, Quad City Bancard, Inc., Cedar Rapids Bank and Trust Company, Rockford Bank and Trust Company, and M2 Lease Funds, LLC (collectively referred to as the "Company") who are at least 18 years of age. During the year ended December 31, 2008, the Plan also covered employees of First Wisconsin Bank and Trust Company. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Funding Policy - Participants may contribute up to 100 percent of their eligible compensation in the form of a salary reduction, subject to certain limitations. Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans. The Company makes matching contributions equal to 100 percent of the first 3 percent of the participant's compensation deferred and 50 percent of the next 3 percent of compensation deferred. The Company's profit-sharing contribution to the Plan is discretionary and is determined annually by the board of directors. The Company's discretionary profit-sharing contributions for the years ended December 31, 2009 and 2008 were $22,212 and $77,000, respectively. Participants must complete 1,000 hours of service during the plan year and be actively employed on the last day of the plan year or have terminated employment due to death, disability, or retirement in order to be eligible for matching or profit-sharing contributions.

Participant Accounts - Each participant's account is credited with the participant's contribution and the Company's matching contribution, allocations of the Company's discretionary profit-sharing contribution, and plan earnings. Allocations of the Company's profit-sharing contribution are based on participant eligible wages. Allocations of the plan earnings are based on account balances. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

Investment Options - Participants were able to select from various investments, including mutual funds, a stable value fund, and QCR Holdings, Inc. common stock, during the years ended December 31, 2009 and 2008. The stable value fund investment option was eliminated in December 2009. All contributions are allocated according to the participants' investment directions.

Note 1 - Description of the Plan (Continued)

Vesting - Participants are immediately vested in their voluntary contributions and actual earnings thereon. Vesting in the Company's matching contribution, discretionary profit-sharing contribution, and earnings thereon is based on years of service. The participant is fully vested after five years of credited service from the date of employment.

Participant Loans - The Plan allows eligible participants to borrow up to the lesser of one-half of their vested balance or $50,000 from the Plan. Under the terms of this provision, borrowings are subject to certain limitations, including a minimum borrowing of $1,000 and a maximum term of five years or a reasonable period of time, which may exceed five years for loans used to acquire a principal residence. For the years ended December 31, 2009 and 2008, interest rates were fixed at the prime rate plus 1 percent and 2 percent, respectively, at the loan inception date. Principal and interest are paid through payroll deductions.

Payment of Benefits - Upon termination of service due to death, retirement, or disability, participants or their beneficiaries may elect either a lump-sum payment equal to the value of their account or monthly installments over a period not to exceed their life expectancy. For termination of service for other reasons, a participant may receive the value of the vested interest in his or her account as a lump-sum distribution. Involuntary distributions, in the form of rollovers, are made from terminated participant accounts with balances less than $5,000.

Forfeitures - As of the year ended December 31, 2009, the Company may elect to have forfeitures of terminated participants' nonvested employer match and profit-sharing portions of their accounts used to reduce future Company matching and profit-sharing contributions. For the year ended December 31, 2008, the Company could elect to have forfeitures of terminated participants' nonvested employer match and profit-sharing contributions used to reduce future Company matching and profit-sharing contributions or to pay administrative expenses.

Note 2 - Summary of Significant Accounting Policies

Basis of Accounting - The financial statements of the Plan are prepared using the accrual method of accounting.

Note 2 - Summary of Significant Accounting Policies

Investment Valuation and Income Recognition - The Plan's investments are stated at fair value, except for its collective trust fund, which invests in a benefit-responsive investment contract (commonly referred to as a stable value fund), which is valued at contract value. Contract value represents investments at cost plus accrued interest income less amounts withdrawn to pay benefits. The fair value of the stable value collective trust fund is based on the fair value of the underlying assets. Participant loans are stated at the outstanding principal balance, which approximates fair value. Shares of mutual funds and Company common stock are valued at quoted market prices.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in different fair value measurement at the reporting date.

Payment of Benefits - Benefits are recorded when paid.

Expenses - Certain administrative and operating expenses are paid by the Plan's sponsor.

Use of Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Risks and Uncertainties - The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the financial statements.

Reclassifications - Certain prior year amounts have been reclassified to conform to the current year presentation.

Note 3 - Fair Value Measurements

Accounting standards require certain assets and liabilities be reported at fair value on the financial statements and provide a framework for establishing that fair value. The framework for determining fair value is based on a hierarchy that prioritizes the inputs and valuation techniques used to measure fair value.

The following tables present information about the Plan's assets measured at fair value on a recurring basis at December 31, 2009 and 2008, and the valuation techniques used by the Plan to determine those fair values.

Level 1 - In general, fair values determined by Level 1 inputs use quoted prices in active markets for identical assets that the Plan has the ability to access.

Level 2 - Fair values determined by Level 2 inputs use other inputs that are observable, either directly or indirectly. These Level 2 inputs include quoted prices for similar assets in active markets, and other inputs such as interest rates and yield curves that are observable at commonly quoted intervals.

Level 3 - Level 3 inputs are unobservable inputs, including inputs that are available in situations where there is little, if any, market activity for the related asset. These Level 3 fair value measurements are based primarily on management's own estimates using pricing models, discounted cash flow methodologies, or similar techniques taking into account the characteristics of the asset. Significant Level 3 inputs include maturity dates and interest rates currently being offered for loans with similar terms. The carrying value of participant loans approximates fair value.

In instances where inputs used to measure fair value fall into different levels in the above fair value hierarchy, fair value measurements in their entirety are categorized based on the lowest level input that is significant to the valuation. The Plan's assessment of the significance of particular inputs to these fair value measurements requires judgment and considers factors specific to each asset.

Note 3 - Fair Value Measurements (Continued)

Assets Measured at Fair Value on a Recurring Basis at December 31, 2009

	Quoted Price in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Balance at December 31, 2009
Mutual funds:				
Equity investments	$ 10,876,534	$ -	$ -	$ 10,876,534
Fixed income investments	1,874,114	-	-	1,874,114
Retirement year-based investments	909,780	-	-	909,780
Short-term investments	866,332	-	-	866,332
Common stock	1,807,860	-	-	1,807,860
Participant loans	-	-	146,755	146,755
Total investments measured at fair value	$ 16,334,620	$ -	$ 146,755	$ 16,481,375

Assets Measured at Fair Value on a Recurring Basis at December 31, 2008

	Quoted Price in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Balance at December 31, 2008
Mutual funds:				
Equity investments	$ 7,329,762	$ -	$ -	$ 7,329,762
Fixed income investments	1,645,414	-	-	1,645,414
Retirement year-based investments	591,869	-	-	591,869
Short-term investments	65,766	-	-	65,766
Common stock	1,832,240	-	-	1,832,240
Collective trust fund (1)		659,693	-	659,693
Participant loans	-	-	150,361	150,361
Total investments measured at fair value	$ 11,465,051	$ 659,693	$ 150,361	$ 12,275,105

Note 3 - Fair Value Measurements (Continued)

(1) The Plan held shares or interests in the Metlife Stable Value Fund, a common collective trust fund, at December 31, 2008.

At December 31, 2008, the fair value of the common collective trust was $659,693. There were no unfunded commitments and no redemption limitations or notice periods.

The Metlife Stable Value Fund is a collective trust that invests primarily in a broadly diversified portfolio of guaranteed investment contracts (GICs), synthetic GICs, bank investment contracts, separate accounts, and in high-quality money-market securities. The fair values of the investments in this category have been estimated using the net asset value per share of the investments.

The following is a summary of the changes in the fair value of the Plan's Level 3 investment assets for the years ended December 31, 2009 and 2008:

	Participant Loans
Balance at December 31, 2007	$ 153,973
Issuances and settlements - Net	(3,612)
Balance at December 31, 2008	150,361
Issuances and settlements - Net	(3,606)
Balance at December 31, 2009	$ 146,755

The Plan also holds other assets not measured at fair value on a recurring basis, including receivables. The fair value of these assets is equal to the carrying amounts in the accompanying financial statements due to the short maturity of such instruments.

Note 4 - Investments

The fair value of individual investments that represents 5 percent or more of the Plan's net assets as of December 31 is as follows:

	2009	2008
Investments at fair value:		
Common stock, QCR Holdings, Inc.	$ 1,807,860	$ 1,832,240
Amer Funds AMCAP Fund	1,674,476	1,123,858
Amer Funds EuroPacific Growth	2,025,721	1,166,879
Columbia Acorn Fund	1,484,252	1,087,574
Franklin Balance Sheet Investment Fund	1,326,941	1,087,127
Vanguard Windsor II Fund - Admr	1,129,987	692,073
PIMCO Total Return Fund - Instl	1,842,556	1,620,313
Vanguard Index 500 Fund - Admr	2,092,073	1,557,528
Investments at contract value - Metlife Stable Value Fund	-	716,772

Investment income is comprised of realized and unrealized gains (losses) as follows for the years ended December 31:

	2009	2008
Mutual fund gains (losses)	$ 3,124,857	$ (4,773,209)
Common stock losses	(322,018)	(810,386)
Net gains (losses) on investments	$ 2,802,839	$ (5,583,595)

Note 5 - Related Party Transactions

Certain plan investments include investments in shares of the Company's common stock. This qualifies as a party-in-interest transaction.

Note 6 - Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of termination of the Plan, the accounts of all participants shall become 100 percent vested and shall be distributed to the participants or their beneficiaries.

Note 7 - Tax Status

The Internal Revenue Service has determined in a letter dated March 31, 2008 that the Plan and the trust are designed in accordance with applicable portions of Section 401(a) of the Internal Revenue Code. Although the Plan has been amended since receiving this determination letter, the plan administrator believes that the Plan, as amended, continues to qualify under the applicable sections of the Internal Revenue Code.

Note 8 - Pending Distributions

As of December 31, 2009, approximately $692,000 in distributions had been requested that were not distributed from the Plan until 2010.

Note 9 - Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements as of December 31, 2009 and 2008 to Form 5500:

	2009	2008
Net assets available for benefits per the financial statements	$ 18,027,016	$ 13,319,600
Less adjustment from contract value to fair value	-	(57,079)
Net assets available for benefits per Form 5500	$ 18,027,016	$ 13,262,521

Note 9 - Reconciliation of Financial Statements to Form 5500 (Continued)

The following is a reconciliation of the net increase (decrease) in net assets available for benefits per the financial statements for the years ended December 31, 2009 and 2008 to Form 5500.

	2009	2008
Net increase (decrease) in net assets available for benefits per the financial statements	$ 4,707,416	$ (3,330,398)
Change in adjustment from contract value to fair value	57,079	(54,790)
Net increase (decrease) in net assets available for benefits per Form 5500	$ 4,764,495	$ (3,385,188)

QCR Holdings, Inc. 401(k) Profit Sharing Plan

Schedule of Assets Held at End of Year
Form 5500, Schedule H, Item 4i
EIN 42-1397595, Plan Number 001
December 31, 2009

(a)	(b) Identity of Issue	(c) Description	(d) Cost	(e) Current Value
**	Common stock, QCR Holdings, Inc.	Stock	*	$ 1,807,860
	PIMCO Total Return Fund - Instl	Mutual fund	*	1,842,556
	Vanguard Index 500 Fund - Admr	Mutual fund	*	2,092,073
	Amer Funds EuroPacific Growth	Mutual fund	*	2,025,721
	Amer Funds AMCAP Fund	Mutual fund	*	1,674,476
	Columbia Acorn Fund	Mutual fund	*	1,484,252
	Franklin Balance Sheet Investment Fund	Mutual fund	*	1,326,941
	Vanguard Windsor II Fund - Admr	Mutual fund	*	1,129,987
	Amer Funds Capital World Growth & Inc	Mutual fund	*	463,973
	Vanguard Target Retirement 2025 Fund	Mutual fund	*	348,568
	Vanguard Target Retirement 2015 Fund	Mutual fund	*	358,953
	Vanguard Total Stock Market Index Fund - Inv	Mutual fund	*	459,046
	Vanguard Target Retirement Income Fund	Mutual fund	*	31,558
	Vanguard Target Retirement 2035 Fund	Mutual fund	*	42,448
	Vanguard Mid-Cap Index Fund	Mutual fund	*	88,050
	Vanguard Small-Cap Index Fund	Mutual fund	*	132,015
	Vanguard Target Retirement 2045 Fund	Mutual fund	*	29,187
	Vanguard Target Retirement 2030 Fund	Mutual fund	*	5,187
	Vanguard Target Retirement 2005 Fund	Mutual fund	*	83,631
	Vanguard Target Retirement 2010 Fund	Mutual fund	*	23,195
	Vanguard Target Retirement 2020 Fund	Mutual fund	*	3,397
	Vanguard Target Retirement 2040 Fund	Mutual fund	*	8,879
	Vanguard Target Retirement 2050 Fund	Mutual fund	*	6,335
	Vanguard Prime Money Market Fund	Mutual fund	*	866,332
	Participant loans	Participant loans bearing interest at rates from 4.25% to 9.25%	-	146,755
		Total investments		$ 16,481,375

* Cost information not required
** Party-in-interest, as defined by ERISA